UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 15, 2010

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL HAS ATTENDED METAL EXPO’ 2010 ANNUAL EXHIBITION
Moscow, Russia – November 15, 2010 - Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, has participated the 16th International
Industrial Exhibition Metal-Expo’ 2010, which was held at the All-Russia
Exhibition Center in Moscow on 9-12 November, 2010.
600 organizations from Russia, CIS, Europe, South-Eastern Asia, Middle East and
USA – from 30 countries in general, took part in the traditional forum of steelworkers. More than 3 thousand company representatives operated at exhibition. Their show-benches visited  about 23 thousand managers and specialists from different spheres of industry. More than 40 conferences, round tables, seminars and presentations were held within its framework.
Andrey Dementev, deputy minister of industry and commerce of Russian Federation, opened the exhibition. After that Andrey Deineko, CEO of Mechel Steel Management
Company, turned to  the audience with his speech of welcome. He noted that the year that has elapsed since the previous exhibition was very successful for
Mechel as its metallurgical enterprises succeeded to reach a pre-crisis production level and some of them even exceeded it.
The integrated corporate booth of Mechel presented the production of the Group’s subsidiaries, including Chelyabinsk Metallurgical Plant OAO, Izhstal OAO,
Beloretsk Metallurgical Plant OAO, Urals Stampings Plant OAO, and Vyartsilya
Metal Products Plant ZAO. The representatives of Mechel OAO steel division
(Mechel Steel Management Company OOO) as well as representatives of subsidiaries from Mechel Service Global, an international steel trading holding, including
Russian Sales Network Mechel Service OOO, served the exposition booth. At least
120 Mechel’s representatives worked at the exhibition.
Exhibition visitors paid particular attention to such products as hardware, rolled and flat steel, forged and stamped products.
The company was awarded a diploma for professional presentation of services and goods and a cup for the best exposition.
***
Mechel OAO
Ekaterina Videman
Tel. + 7 495 221 88 88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: November 15, 2010	By:	Yevgeny Mikhel
	Name:	Yevgeny Mikhel
	Title:	CEO